Filed pursuant to Rule 433
Registration Nos. 333-162822 and 333-162822-01
November 3, 2009
Vale Overseas Limited
US$1,000,000,000
6.875% Guaranteed Notes due 2039

Issuer:	Vale Overseas Limited

Guarantor:	Vale S.A.

Title of securities:	6.875% Guaranteed Notes Due 2039 (the “Securities”)

Aggregate Principal Amount:	US$1,000,000,000

Price to Public:	98.564% of principal amount, plus accrued interest, if any, from November 10, 2009

Gross Proceeds:	US$985,640,000

Annual Interest Rate:	6.875%

Maturity:	November 10, 2039

Interest Payment Dates:	payable semi-annually on May 10 and November 10, commencing on May 10, 2010

Yield to Maturity:	6.99%

Benchmark:	UST 4.25% due May 15, 2039

Benchmark Yield:	98-16+, 4.34%

Spread to Treasury:	UST + 265 bps

Pricing Date:	November 3, 2009

Settlement Date:	November 10, 2009

Ratings*:	Baa2 / BBB+ / BBB / BBB(high) (Moody’s / Standard & Poor’s / Fitch / DBRS)

Minimum Denominations:	US$2,000/US$1,000

Make-Whole Call Spread	UST + 40 bps

Joint book-running managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.

Format:	SEC-Registered

Underwriters’ Discount:	0.30%

CUSIP:	91911TAK9

ISIN:	US91911TAK97

Listing:	Issuer will apply to list the Securities on the New York Stock Exchange.
* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611, HSBC Securities (USA) Inc. toll free at 1-866-811-8049 or J.P. Morgan Securities Inc. toll free at 1-866-846-2874.